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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                        Europa Cruises Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   298738105
           --------------------------------------------------------
                                 (CUSIP Number)

                              Stephen D. Silbert, Esq.
         CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                        2121 Avenue of the Stars, 18th Floor
                          Los Angeles, California 90067
                                  (310) 553-3000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 10, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages


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CUSIP No. 298738105                   13D                 Page 2  of  4 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     MAMMOTH CONSTRUCTION COMPANY, INC. RETIREMENT TRUST

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   /X/
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     CALIFORNIA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               664,363
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  664,363
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     664,363
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.4% (1)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     EP
-------------------------------------------------------------------------------
(1) Based upon 27,288,588 shares of Common Stock outstanding as of September 30, 1997 as reported by the issuer in its Form 10-QSB for the quarter ended September 30, 1997.

                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page 3  of 4  Pages

     Reference is hereby made to that certain Schedule 13D dated May 31, 1997, as amended by Amendment No.1 and Amendment No. 2 thereto (as amended, the "Schedule"), filed by Mammoth Construction Company, Inc. Retirement Trust, a trust organized under the laws of the State of California ("Mammoth"), and Jack Jevne with respect to the common stock, par value $0.001 per share (the "Common Stock") of Europa Cruises Corp., a Delaware corporation ("Europa"). Unless otherwise indicated herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a) is amended and restated as follows:

     (a) Mammoth beneficially owns 664,363 shares of Common Stock, which represent approximately 2.4% of the outstanding Common Stock of Europa (calculated in accordance with Rule 13d-3 and based on the number of shares of Common Stock reported as outstanding in the Europa's Form 10-QSB for the quarter ended September 30, 1997).

     Jack Jevne continues to beneficially own 65,000 shares of Common Stock, which represents approximately .2% of the outstanding Common Stock of Europa (calculated in accordance with Rule 13d-3 and based on the number of shares of Common Stock reported outstanding in Europa's Form 10-QSB for the quarter ended September 30, 1997).

     Item 5(e) is added to the Schedule as follows:

     (e) On March 10, 1998, Mammoth agreed to terminate its rights to purchase 400,000 shares of Common Stock pursuant to the Avalon Option and 400,000 shares of Common Stock pursuant to the Albermarle Option. As a result, Mammoth ceased to beneficially own more than five percent of the outstanding shares of Common Stock of Europa.

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                                                          Page 4  of 4  Pages



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 10, 1998                 MAMMOTH CONSTRUCTION COMPANY, INC.
                               RETIREMENT TRUST


                               By: /s/ Jack Jevne
                                  ------------------------------------
                                   Jack Jevne, Trustee




March 10, 1998                   /s/ Jack Jevne
                               ------------------------------------
                                 Jack Jevne